Exhibit 21

HOMEOWNERS CHOICE, INC.

Subsidiaries

As of December 31, 2011, the Company had the following active subsidiaries:

State or Sovereign Power
Wholly-owned subsidiaries of Homeowners Choice, Inc.	of Incorporation

Homeowners Choice Property & Casualty Insurance Company, Inc.	Florida

Homeowners Choice Managers, Inc.	Florida

Southern Administration, Inc.	Florida

Claddaugh Casualty Insurance Company Ltd.	Bermuda

Cypress Property Management Services, Inc.	Florida

Cypress Claims Services, Inc.	Florida

HCI Technical Resources, Inc.	Florida

HCI Holdings LLC	Florida

Wholly-owned subsidiaries of Homeowners Choice	State or Sovereign Power
Property & Casualty Insurance Company, Inc.	of Incorporation

HCPCI Holdings LLC	Florida

Wholly-owned subsidiaries of	State or Sovereign Power
HCI Technical Resources, Inc.	of Incorporation

Unthink Technologies Private Limited	India

Wholly-owned subsidiaries of	State or Sovereign Power
HCI Holdings LLC	of Incorporation

TV Investment Holdings LLC	Florida